Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Basic Energy Services, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-130509) and on Form S-3 (No. 333-154760) of Basic Energy Services, Inc. of our reports dated February 25, 2011 with respect to the consolidated balance sheets of Basic Energy Services, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Basic Energy Services, Inc.
KPMG LLP
Dallas, Texas
February 25, 2011